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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46992

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GATEWAY FINANCIAL AGENCY CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1576 NW PINE CREEK AVE.
(No. and Street)

ARCADIA (City) FL (State) 34266 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SUSAN NECULAE (Name) 863-993-2682 (Area Code – Telephone Number) GWAYFIN@YMAIL.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E. SYBELIA AVE. SUITE 130 (Address) MAITLAND, (City) FL (State) 32751 (Zip Code)

07/28/2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____SUSAN NECULAE_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _GATEWAY FINANCIAL AGENCY CORPORATION_, as of _____DECEMBER 31, 2025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Susan Neculae_

Title: _TREASURER_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS
DECEMBER 31, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Gateway Financial Agency Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gateway Financial Agency Corporation as of December 31, 2025, the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gateway Financial Agency Corporation management. Our responsibility is to express an opinion on Gateway Financial Agency Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gateway Financial Agency Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules 1, Computation of Net Capital Under Rule 15c3-1, Schedule 2, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule 3, Information Relating to the Possession or control Requirements Under SEC Rule 15C3-3 have been subjected to audit procedures performed in conjunction with the audit of Gateway Financial Agency Corporation's financial statements. The supplemental information is the responsibility of Gateway Financial Agency Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule 2, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule 3, Information

Relating to the Possession or control Requirements Under SEC Rule 15C3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Gateway Financial Agency Corporation's auditor since 2020.

Maitland, Florida

February 12, 2026

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Current Assets		
Cash	$	26,428
Commissions Receivable		5,000
Prepaid Expenses		2,749
Total Assets	$	34,177

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	275
Commissions Payable		3,750
Professional Fees Payable		4,542
FINRA Assessment Payable		1,080
Total Liabilities		9,647
Stockholders' Equity		
Common Stock, 1500 Shares Authorized, 200 Shares Outstanding, No Par Value	$	7,282
Additional Paid-In Capital		2,809
Retained Earnings		14,439
Total Stockholders' Equity		24,530
Total Liabilitites & Stockholders' Equity	$	34,177

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue		
Commissions From Mutual Fund Sales	$	18,495
Distribution Fees		42,785
Interest Income		185
FINRA Assessment Rebate		1,221
Bank Promotion		400
Total Revenue		63,086
Agent's Commission Expense		45,961
Gross Profit		17,125
Operating Expenses		
Office Expense		3,336
Licenses and Fees		3,105
Taxes		375
Professional Fees		7,705
Total Operating Expenses		14,521
Profit or Loss From Operations		2,604
Retained Earnings		
Balance, January 1 2025		11,835
Balance, December 31, 2025	$	14,439

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2025

Operations:		
Net Income	$	2,604
Adjustments:		
Increase in Prepaid Expenses	$	(1,199)
Increase in Accounts Payable	$	375
Cash Provided by Operations	$	1,780
Cash at January 1, 2025	$	24,648
Cash at December 31, 2025	$	26,428
Supplemental Disclosure:		
Cash paid for Interest	$	0
Cash paid for Taxes	$	0

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2025

	Common Stock		Additional Paid - In Capital		Retained Earnings		Total Stockholders' Equity	
Balance, December 31, 2024	$	7,282	$	2,809	$	11,835	$	21,926
Net Income		0		0		2,604		2,604
Balance, December 31, 2025	$	7,282	$	2,809	$	14,439	$	24,530

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation (the "Company") operates a Securities Broker/Dealer. The Company earns commissions from the sale of mutual funds, variable annuities and variable life insurance. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one service, the sale of mutual funds, variable annuities and variable life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawl restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025, the Company had no uninsured cash balances.

Income Taxes

The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2019 - 2025 are open to examination by the Internal Revenue Service.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g, based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $ 5,000. and $5,000. respectively.

Note 2 - Net Capital Requirement

As of December 31, 2025, the total net capital of the Company is twenty one thousand seven hundred eighty one dollars ($21,781) which is sixteen thousand seven hundred eighty one dollars ($16,781) in excess of its net capital requirement of five thousand dollars ($5000).

(Continued)

Note 3 - Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on the trade date.

Distribution Fees

The Company only enters into arrangements with Mutual Fund companies. The Company may receive distribution fees paid by the funds up front, over time or upon the investor's exit from the fund, known as contingent deferred sales charge.

The Company believes that it's performance obligation is the sale of mutual fund shares and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 4 - Additional Requirements

The Company submitted a Computation of Net Capital, a Computation of Aggregate Indebtedness and the Percentage of Aggregate Indebtedness to Net Capital with the December 31, 2025 FOCUS Report Part IIA. There is no material difference between the audited computation and the un-audited computation filed on Part IIA.

The Company operates under Limited Business exemption (k) (1) from SEC Rule 15c3-3.

Note 5 - Related Party Transactions

The owners of the Company provide it office space, equipment, supplies and services necessary to conduct business operations for a monthly fee.

Included in the Financial Statements are the following amounts that have been paid to related parties.

Agents Compensation Expense Paid to Owner	$	45,961.
Office Expense Reimbursement Paid to Owner		3,300.

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

(Continued)

Note 6 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

Note 7 - Contingencies

The Company is unaware of any commitments or contingencies. The Company is not currently involved in any legal actions and currently has no attorney retained.

Note 8 - Segment Report

The Company is engaged in a single line of business as a secutities broker-dealer, which is comprised of one service, the sale of mutual funds, variable annuities and variable life insurance. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest the profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 9 - Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued.

The Company determined it has no events or transactions occurring that require disclosure.

GATEWAY FINANCIAL AGENCY CORPORATION
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2025

Computation of Net Capital	
Total Ownership Equity from statement of financial condition	$ 24,530
Less	
Non-allowable assets:	
Prepaid expenses	(2,749)
Net Capital	$ 21,781
Computation of Basic Net Capital Requirement	
Minimum net capital required $5,000	$ 5,000
Net capital in excess of minimum requirement	$ 16,781
Aggregate Indebtedness	$ 9,647
Ratio of aggregate indebtedness to net capital	44.29%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2025.

GATEWAY FINANCIAL AGENCY CORPORATION
SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31 2025

Gateway Financial Agency Corporation operates under the exemption provision of paragraph (k)(1) of SEC Rule 15c3-3.

GATEWAY FINANCIAL AGENCY CORPORATION
SCHEDULE 3 - INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2025

Gateway Financial Agency Corporation operates pursuant to the (k)(1) exemption under SEC Rule 15c3-3 and does not hold customer's funds or securities. Gateway Financial Agency Corporation is, therefore, exempt from the reserve formula calculations and possession and control computations.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Gateway Financial Agency Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Gateway Financial Agency Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provision throughout the most recent fiscal year limiting its business activities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception. Gateway Financial Agency Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 12, 2026

Gateway Financial Agency Corporation

Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2025

To the best of my knowledge and belief Gateway Financial Agency Corporation, Broker/Dealer;

1. Operated under the (k)(1) exemption during the previous calendar year

2. Met the provisions of the exemption throughout the calendar year by limiting its business actities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: *Susan Neculae* FINOP
Susan Neculae

Date: JANUARY 16, 2026

1576 NW Pine Creek Avenue   Arcadia, FL 34266
Phone 863-993-2682   FAX 863-993-2682